PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (202-772-9204)

November 24, 2010

H. Christopher Owings

Assistant Director

US Securities Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Berkeley Coffee & Tea, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 1, 2010

File No. 333-168911

Dear Mr. Owings:

This letter is in response to your comment letter dated November 16, 2010, with regard to the Form S-1/A filing of Berkeley Coffee & Tea, Inc., a Nevada corporation (“Berkeley” or the "Company") filed on November 1, 2010.  Responses to each comment have been keyed to your comment letter.

General

1.

An additional disclosure has been added.

Summary Financial Information, page 5

Revised and inserted Capitalization as of July 31, 2010 and adjusted to if 10%, 25%, 50%, 75%, 100% of the offering is raised.  Offering expenses of $20,000 is expensed. All cost incurred to date has been paid. Also, revised through-out the prospectus from net to gross where we deducted the offering expenses.  The offering expense that has been paid will replenish the working capital. The effect would be nil.

Risk Factors, page 7

Potential Conflicts Between the Exiting Business…, page 9

2.

This Risk Factor and its heading have been revised.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

H. Christopher Owings

Division of Corporation Finance

Securities and Exchange Commission

November 24, 2010

Dilution, page 13

3.

Dilution figures have been updated to reflect as of July 31, 2010.

Description of Business, page 16

Coffee Bean Suppliers, page 17

4.

This section has been further revised and appropriate references have been made.  Specifically, the Company has made reference to the attached Article.

5.

The specific location on the website is http://www.ico.org/planting_e.asp?section=About_Coffee which has been included

United States Coffee Market, page 17

6.

Revised to include reference to annual data.

7.

This reference has been removed, however Yunnan production has been included under Coffee Bean Suppliers reference to Starbucks press release dated November 12, 2010, copy attached.

Facilities, page 18

8.

This section has been revised.

Certain Relationships and Related Transactions, page 20

9.

This paragraph has been revised.

10.

This sentence has been clarified.

11.

Information has been provided here and elsewhere regarding the shares issued to Li Hui Juan.

Liquidity and Capital Resources, page 22

12.

Mr. Tan’s verbal agreement has been withdrawn and no such contract exists.

Plan of Operation, page 23

13.

Inserted timing for expenses where possible.

H. Christopher Owings

Division of Corporation Finance

Securities and Exchange Commission

November 24, 2010

Certain Relationships and Related Transactions, and Director Independence, page 32

14.

This paragraph has been revised.

Financial Statements for the Period Ended July 31, 2010, page 33

15.

Inserted the required as Note 2 – Basis of Presentation =Interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted is included with the interim financial statements.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Berkeley in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs